



Gradey Wefunder

Sanjay Akut
To: Nick Frazetta <frazetta14@gmail.com>

Tue 10/18/2022 4:33 PM

Nick,

Our Wefunder page is now live for Gradey, you can visit it here - https://www.wefunder.com/gradey

If you have any questions at all, please let me know.

Thanks,

Sanjay

GRADEY

Sanjay Akut
Founder, Gradey Inc.

412-979-0160 | 412-915-8339 | www.askgradey.com

sanjay.akut@meetgradey.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Our Wefunder page is now live for Gradey, you can visit it here - https://www.wefunder.com/gradey

If you have any questions at all, please let me know.

Thanks,

Sanjay

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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